EXHIBIT 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II

2015-2016 PROPERTY APPRAISALS AND MARKET VALUES

ARA Manufactured Housing has completed a broker opinion of market value of Uniprop Income Fund II’s two remaining properties. For the Ardmor Village property, the current contracted sales price was used as the market value. The table below sets forth certain market value information for each property, as well as a comparison to the appraisals from the prior year.

	02/16	02/15%
Property	(Avg) Market Value	Appraisals	Variance

Sunshine Village	19,750,000	11,950,000	65.27%
West Valley	26,125,000	22,750,000	14.84%

Sub-Total:	45,875,000	34,700,000

Ardmor Village	10,587,274	5,250,000	101.66%
(Asset Held for Sale)

Grand Total:	$56,462,274	$39,950,000	41.33%

2015 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2016 broker’s opinion of market value for the Sunshine and West Valley properties and the sales price of Ardmor Village, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o	Sale of the Properties in February 2016 for their estimated market value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Tax consequences of a sale are not taken into consideration.
o	Cash reserves as of December 31, 2015, net of liabilities including distribution payable totaling $3,501,590 declared in December, 2015, paid January 15, 2016

The estimated net asset value of each unit, assuming the sale of the properties at their present market value is $12.34 calculated as follows:

Aggregate market value:	$56,462,274

Plus: Cash Reserves	6,982,579

Less: Selling Expenses (3.0%)	1,693,868
Mortgage Debt:	20,980,042

Net Sales Proceeds:	$40,770,943

Number of Units:	3,303,387
Net Asset Value per unit:	$12.34